March 17, 2006

BY EDGAR
Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	Applied Signal Technology, Inc. Extension of Response to Comment Letter dated February 24, 2006

Dear Mr. Spirgel:

We hereby confirm our telephone conversation with Mr.Joe Cascarano, Securities and Exchange Commission Staff Attorney, on March 17, 2006. Mr. Cascarano approved our request for an extension of time to respond to the comments of the SEC staff set forth in its Comment Letter, dated February 24, 2006. We hereby confirm our agreement with Mr. Cascarano to submit our response to the Comment Letter on or before March 24, 2006. Should you have any questions concerning this matter, please do not hesitate to contact the undersigned at (408) 522-2851.

Sincerely,

/s/James E. Doyle

James E. Doyle, Chief Financial Officer